January 31, 2011

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Medora Corp.
        Amendment No. 3 to Registration Statement on Form S-1
        Filed January 20, 2011
        File No. 333-169280

Dear Mr. Owings:

By the letter dated January 31, 2011, the staff (the "Staff," "you," or "your") of the United States Securities & Exchange Commission (the "Commission") provided the Company with its comments on the Company's Registration Statement (the "Registration Statement") on Amendment No. 3 to the Form S-1 filed on January 20, 2011. Set forth below are the Company's responses to the Staff's comments.  For your convenience, the questions are listed below, followed by the Company's response.

Plan of Operations, page 18

  We note the revisions to your registration statement in response to comment four in our letter dated January 3, 2011 and, in your disclosure regarding the delay in development and beta-testing of your website. In this regard, in the last paragraph on page 20, you disclose that your "web developers have not finished [y]our website as originally planned and the script necessary for it to be operational, so [you] have had to push out the launch of [y]our beta testing of [y]our website [to] around the end of January.." Since your business and contemplated sources of revenue depend on the operation of an active, collective buying website, please disclose the nature of the delays in the development and testing of your website and the steps you have taken to ensure that testing will commence as disclosed in January 2011. Please also disclose when you expect to have an active website.

  Answer:     The section has been revised as requested.

Exhibit 5.1
  Please provide a legal opinion as of a more recent date.

  Answer:     A currently dated legal opinion has been provided.

Exhibit 23.1
  Please amend to provide a signed currently dated consent.

  Answer:     A currently dated, signed consent has been provided.

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

CRAIG MCKENZIE
Craig McKenzie, President and CEO